ORCA CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Member's Equity	Accumulated Loss	Total Member's Equity
Balance, January 1, 2015	$ 658,000	$ (591,412)	$ 66,588
Member contributions	97,000	-	97,000
Member distributions	(100,000)	-	(100,000)
Net income for the period ended December 31, 2015	-	229,543	229,543
Balance, December 31, 2015	$ 655,000	$ (361,869)	$ 293,131

See accompanying notes.